UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2001

Creo Products Inc.

(Translation of registrant's name into English)

3700 Gilmore Way, Burnaby, BC, Canada V5G 4M1

(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or
Form 40-F]

Form 20-F [ ] Form 40-F [X]

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ] No [ X]

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82 -

CreoScitex
3700 Gilmore Way
Burnaby, BC
CANADA V5G 4M1
Tel. +1-604-451-2700
Fax. +1-604-437-9891
www.CreoScitex.com

CreoScitex (America)
Mark Sullivan
Tel. +1-781-280-7585
Fax. +1-781-275-5649
Email: mark_sullivan@creoscitex.com

FOR IMMEDIATE RELEASE

CreoScitex Celebrates First Year By Launching New Software Tools
for Creative Professionals at Seybold Boston 2001

SEYBOLD Boston 2001 (April 10, 2001) - CreoScitex™, a division of Creo Products Inc. (NASDAQ: CREO; TSE: CRE), completes its first year of operation with new entries in the creative market with the latest software and digital tools released at Seybold Boston 2001. CreoScitex was formed in April 2000 by merging the prepress divisions of Creo Products Inc. and Scitex Corporation Ltd. Now the largest independent prepress provider, CreoScitex is a world leader in digital imaging solutions for the digital preprint and digital printing markets with the vision of transforming the production of print. CreoScitex is releasing these exciting new products at Seybold:

InSite This new version of the prepress InSite Internet portal provides print buyers with the ability to submit complete print jobs to the printer over the Internet, perform interactive remote proofing, and collaborate online using the Smart Review and Team Review technologies. No special tools are required for print buyers other than access to the Internet and an Internet browser.

InSite will save printers time, streamline communications with their customers, and reduce approval cycle and turnaround times.

Synapse™ creates a one-button PDF that is preflighted within the creative desktop. Synapse supports the PDF workflow by providing content creators with the tools to easily create PDF files that match the exact specifications of their print vendor.

Pagelet™ is a new plug-in for Adobe® Acrobat® that assembles PDF "pagelets" or partial pages exported to PDF from a variety of sources. PDF pagelets are being used for partial page content, where they have largely replaced EPS, traditionally the defacto standard for the distribution of artwork. Pagelet is the artwork placement solution that allows for the assembly of sub-pages within Adobe Acrobat, saving time and effort.

Leaf Products has released the Leaf™ Digital Large Format solution that includes an electronic shutter that is centrally controlled via Leaf software, and uses a standard interface between Leaf digital camera backs and large format cameras. This highly flexible and cost-effective solution allows photographers to leverage their existing equipment.

12 Months of Innovation

Over the last year, CreoScitex has aligned its comprehensive product offering and now provides the best in class products in every category. New products and versions with innovative features reflect the synergies that have already been realized through the merger of the two leading prepress companies. The breakthrough 8-page CTP, the Lotem 800 Quantum, combines the best of the two most accepted and advanced CTP product lines into one. It features the speed and automation of the Lotem™ CTP systems and the SQUAREspot™ thermal imaging heads of the Trendsetter®. The first beta units have been well received by customers and early production will begin in several months. CreoScitex has also met market demands for cross connectivity between the Brisque™ workflow and Trendsetter® output devices, as well as the Prinergy™ workflow and Lotem™ platesetters. Innovation continues as the company adds more than a patent per week to its more than 300 patents or applications pending, with more than 75 patent applications filed in the last year.

CreoScitex's new products are being demonstrated at Seybold Boston April 10-12 at CreoScitex booth #2605. More detailed information about new products is available in press releases dedicated to each product or at www.creoscitex.com.

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About CreoScitex

CreoScitex is a world leader in solutions for the graphic arts industry. Core product lines include image capture systems; inkjet proofers; thermal imaging devices for films, plates, and proofs; professional color and copydot scanning systems; and workflow management software. CreoScitex is also an Original Equipment Manufacture supplier of on-press imaging technology and components for digital presses. CreoScitex is a division of Creo Products Inc., which trades on NASDAQ (CREO) and the TSE (CRE).

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© 2001 Creo Products Inc. CreoScitex is a division of Creo Products Inc. The CreoScitex product names mentioned in this document are trademarks or service marks of Creo Products Inc. and may be registered in certain jurisdictions. Other company and brand, product and service names are for identification purposes only and may be trademarks or registered trademarks of their respective holders. Data is subject to change without notice.

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This release contains forward-looking statements within the meaning of the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectations and beliefs and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements.

These risks and uncertainties include the following: (1) technological changes or changes in the competitive environment adversely affect the products, market share, revenues or margins of the combined business; (2) changes in general economic, financial or business conditions adversely affect the combined business or the markets in which it operates; (3) new regions and new products may not proceed as planned and may adversely affect future revenues; (4) the expected cost-savings and synergies from the combination of Creo's business with the Scitex Business cannot be fully realized or take significantly longer to realize than expected; and (5) the integration of the Scitex Business into Creo's operations is more difficult, time-consuming or expensive than anticipated, or the attrition rate of key employees of the combined business is greater than expected. These risks and uncertainties as well as other important matters are described under the caption "Information Regarding Forward-looking Statements" and elsewhere in our Annual Report and also in our Annual Information Form (40-F), both for the fiscal year ended September 30, 2000, as filed with the U.S. Securities and Exchange Commission. We do not assume any obligation to update the forward-looking information contained in this press release.

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Contact:
CreoScitex (America)
Mark Sullivan
Tel: +1-781-280-7585
Fax: +1-781-275-5649
Email: mark_sullivan@creoscitex.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CREO PRODUCTS INC.

Date: April 10, 2001

/s/ Paul Kacir
Paul Kacir, Assistant Corporate Secretary